Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
GOLDEN STAR RESOURCES LTD.

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of shareholders of Golden Star Resources Ltd. (the “Corporation”) will be held at 11:30 a.m. (Toronto time) on Thursday, May 2, 2019, in the Huron/Escarpment Boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6, for the following purposes:

1.	to elect directors until the next annual general meeting;
2.	to re-appoint the auditor to hold office until the next annual general meeting at a remuneration to be fixed by the Audit Committee;
3.	to receive the report of the directors to the shareholders and the consolidated financial statements of the Corporation, together with the auditors’ report thereon, for the fiscal year ended December 31, 2018;
4.	to consider and, if thought fit, pass the Advisory Vote on Named Executive Officer Compensation Resolution, as more fully described in the Corporation’s management information circular dated March 11, 2019 (the “Management Information Circular”); and
5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Additional information on the above matters can be found in the Management Information Circular under the heading “About Our Shareholder Meeting - Business of the Meeting”.

The Corporation has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations for distribution of the Meeting materials to shareholders of the Corporation. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders.

The Management Information Circular, this Notice of Meeting (the “Notice of Meeting”), the form of proxy, the voting instruction form and the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018 and the related management’s discussion and analysis of financial condition and results of operations (collectively, the “Meeting Materials”) are available at http://www.gsr.com/noticeandaccess and under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Shareholders may obtain paper copies of the Meeting Materials, or obtain further information about Notice and Access, by contacting the Corporation’s transfer agent, AST Trust Company (Canada) (“AST”), toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. A request for paper copies should be received by AST by April 24, 2019 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

The Board of Directors has fixed the close of business on March 11, 2019 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a registered shareholder of the Corporation, accompanying this Notice of Meeting is a form of proxy. If you do not expect to attend the Meeting in person, please promptly complete and sign the enclosed form of proxy and return for receipt by no later than 5:00 p.m. (Toronto time) on Wednesday, May 1, 2019. If you receive more than one proxy form because you own common shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a non-registered shareholder, accompanying this Notice of Meeting are a voting instruction form and a supplemental mailing list return card for use by non-registered shareholders who wish to receive the Corporation’s financial statements. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated at Toronto, Ontario, this 11th day of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
By: “P. André van Niekerk”
P. André van Niekerk
Executive Vice President and Chief Financial Officer